Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with the condensed consolidated financial statements and related notes of King Digital Entertainment plc included elsewhere in this Form 6-K and our audited consolidated financial statements included in our final prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, as filed with the Securities and Exchange Commission on March 27, 2014 (Final Prospectus). Our financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Our historical results are not necessarily indicative of the results that should be expected in the future. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or similar expressions to identify forward-looking statements. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the “Risk Factors” section in our Final Prospectus and those included elsewhere in this Form 6-K.

Overview

We are a leading interactive entertainment company for the mobile world. Our mission is to provide highly engaging content to our audience to match their mobile lifestyles: anywhere, anytime and on any device. We develop and publish games on digital platforms embedded with social features that enhance the player experience. Our games are available for free, while players can purchase virtual items priced relative to the entertainment value they provide.

Business Highlights

In the quarter ended June 30, 2014, an average of 138 million daily active users (DAUs) played our games more than 1.2 billion times per day. From their launch to June 30, 2014, our games have been installed more than 1.8 billion times on Facebook and our mobile platforms. In the quarter ended June 30, 2014, we had three games in the top 10 grossing games on Apple’s App Store and the Google Play Store in the United States, our largest market, and worldwide on Facebook.

Our network health is core to our strategy, which we focus on by building long-term relationships with our players through continuous development of engaging, advertisement-free content. In the quarter ended June 30, 2014, we launched our first sequel title, Bubble Witch 2 Saga, the first game we launched simultaneously on Facebook and mobile.

Our franchises measured by total average DAUs and average daily game plays in the quarter ended June 30, 2014, compared to the quarter ended March 31, 2014 are as follows:

	Quarter Ended
	Jun. 30, 2014	Mar. 31, 2014	Jun. 30, 2014	Mar. 31, 2014
			Average daily game
(in millions)	Average DAUs		plays
Candy Crush Saga	84	96	849	1,056
Farm Heroes Saga	28	20	249	189
Pet Rescue Saga	15	15	138	132
Bubble Witch Saga Franchise(1)	4	3	38	23

(1)	Includes Bubble Witch Saga and Bubble Witch 2 Saga.

We launched the following games since March 31, 2014:

•	Bubble Witch 2 Saga on Facebook and mobile in June 2014;

•	Pyramid Solitaire Saga on mobile in July 2014;

•	Eight additional game IPs on royalgames.com; and

•	A localized version of Candy Crush Saga in August 2014 for the Chinese market, integrated with Tencent Holdings Limited’s mobile communications and social network platforms.

On August 6, 2014 we acquired 100% of the equity of Nonstop Games Oy, a company based in Singapore, which develops games.

Additionally, our London, UK game studio has expanded and divided into a second studio to further support our growth and game development.

How We Generate Revenue

We generate substantially all of our revenue through the sale of virtual items. While our players are able to enjoy our games for free, we sell virtual items to a subset of players who wish to enhance their entertainment experience. We offer a range of virtual items to our customers. These currently include entertainment time, where players can extend the duration of their game session; skill enhancements, where players can buy a wide variety of boosters that help them to progress; and access to content, where players can pay to unlock new episodes. Our approach is to make our pricing transparent and consistent throughout the game journey and includes multiple opportunities to buy virtual items. A typical “consumable” virtual item is used immediately, priced at approximately $1 and revenue is recognized upon the consumption, which approximates its time of purchase. The majority of our sales of virtual items are consumable in nature. We believe that targeting a modest share of our customer’s entertainment spend drives game longevity and customer loyalty, and is the most effective way of building a sustainable business over the long term.

Most of the purchases of virtual items are currently processed by the platform provider used by the individual player. Nearly all purchases of virtual items were made through Apple’s iOS, Google’s Android, Amazon’s Kindle and Facebook platforms during the quarter ended June 30, 2014. These platforms typically charge us a fee for their payment processing infrastructure services. We recognize our sales on a gross basis and record a corresponding cost of revenue for the amount paid to our payment processing partners.

As of June 30, 2014, in all our games on social platforms and in some games excluding Candy Crush Saga, on mobile platforms, players receive virtual currency upon installing a game and throughout gameplay can purchase additional virtual currency. Our virtual currency can only be redeemed for virtual items and cannot be withdrawn. Virtual currency purchased in one of our games cannot be used in another of our games. Amounts collected from the sale of virtual currency are deferred and recognized as revenue as the player uses the virtual items purchased with the virtual currency.

We also generate a portion of our revenue from skill tournaments on our royalgames.com website. We retain a portion of the game and tournament entry fees players pay as revenue. In the quarter ended June 30, 2014, revenue from these skill tournaments represented 1% of our revenue.

Key Business Metrics

We use the following key financial and operating metrics to evaluate and manage our business on an ongoing basis, which we believe are useful for investors to compare key financial data both within and across reporting periods:

•	Financial Metrics

•	Gross Bookings

•	Revenue

•	Adjusted Revenue

•	Adjusted EBITDA

•	Adjusted EBITDA Margin

•	Adjusted Profit

•	Operating Metrics

•	Monthly Active Users (MAUs)

•	Daily Active Users (DAUs)

•	Monthly Unique Users (MUUs)

•	Monthly Unique Payers (MUPs)

•	Monthly Gross Average Bookings per Paying User (MGABPPU)

Key Financial Metrics

Gross Bookings and Revenue. We define gross bookings as the total amount paid by our users for virtual items and for access to skill tournaments. We believe that this metric provides a meaningful measurement of our business performance during a particular period because it measures the total cash spend by our players in the period. Gross bookings is not computed in accordance with IFRS and its most comparable IFRS measure is revenue. While we believe that this financial measure provides a meaningful measurement of our business performance, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. Prior to June 2013, gross bookings included amounts collected for advertising space sold which have subsequently become immaterial. The following table reflects the reconciliation of revenue to gross bookings for each of the periods indicated (in thousands):

	Quarter Ended
	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
Reconciliation of Revenue to Gross Bookings:
Revenue	$593,563	$606,709	$601,715	$621,196	$455,472	$205,918
Sales tax	18,573	34,714	31,530	30,085	23,338	14,735
Other revenue(1)	(2,428)	(2,499)	(2,442)	(4,153)	(4,825)	(3,497)
Movement in player wallet and other adjustments(2)	1,464	1,300	1,599	1,337	1,208	1,339
Change in deferred revenue	(81)	865	(276)	(285)	5,726	101

Gross bookings	$611,091	$641,089	$632,126	$648,180	$480,919	$218,596

(1)	Other revenue includes other marketing-related rebates from platform providers and sales tax rebates from platform providers.
(2)	Calculated as the change of the net withdrawable cash balance in skill tournament players’ accounts after adjustments for tournament fees, deposits, withdrawals, chargebacks and confiscated funds.

Gross bookings in the quarter ended June 30, 2014 decreased compared to the quarter ended March 31, 2014 by $30 million, or 5%. This was primarily due to lower gross bookings from Candy Crush Saga. Gross bookings from our newer game launches, Farm Heroes Saga and Bubble Witch 2 Saga were not sufficient to offset the decrease in gross bookings from Candy Crush Saga. Candy Crush Saga accounted for 59% of our gross bookings in the quarter ended June 30, 2014 compared to 67% in the quarter ended March 31, 2014. In future periods, we expect Candy Crush Saga to represent a smaller percentage of our gross bookings as we continue to diversify our game portfolio. Accordingly, it will be important that we are able to sufficiently monetize our new games or our existing games in order to offset this decline and to further grow our gross bookings.

Revenue in the quarter ended June 30, 2014 decreased compared to the quarter ended March 31, 2014 by $13 million, or 2%. The key drivers of this decrease were consistent with those affecting gross bookings and was also partially offset by a $6 million release of certain tax provisions as a result of the revaluation of the provisions to $12 million as of June 30, 2014, which we believe is sufficient to cover the related future obligations.

Adjusted Revenue. Adjusted revenue is a non-GAAP financial measure that is not calculated in accordance with IFRS. We define adjusted revenue as revenue adjusted to include changes in deferred revenue. We believe that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

The following table reflects the reconciliation of revenue to adjusted revenue for each of the periods indicated (in thousands):

	Quarter Ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
	2014	2014	2013	2013	2013	2013
Reconciliation of Revenue to Adjusted Revenue:
Revenue	$593,563	$606,709	$601,715	$621,196	$455,472	$205,918
Change in deferred revenue	(81)	865	(276)	(285)	5,726	101

Adjusted revenue	$593,482	$607,574	$601,439	$620,911	$461,198	$206,019

Adjusted revenue decreased from $608 million in the quarter ended March 31, 2014 and increased from $461 million in the quarter ended June 30, 2013 to $593 million in the quarter ended June 30, 2014. The key drivers of this decrease were consistent with those affecting revenue in the same periods.

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. We define adjusted EBITDA as profit, adjusted for income tax expense, other (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security tax charges associated therewith) and changes in deferred revenue. Going forward adjusted EBITDA will not include contingent consideration fair value adjustments. We define adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. We believe that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities. We also use these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. These limitations include:

•	adjusted EBITDA does not include the change in deferred revenue and other (income) expense, which includes foreign exchange gains and losses;

•	adjusted EBITDA does not include share-based and other equity-related compensation expense (and the social security tax charges associated therewith) and periodic charges;

•	adjusted EBITDA will not include contingent consideration fair value adjustments; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

The following table reflects the reconciliation of profit to adjusted EBITDA for each of the periods indicated (in thousands, except percentage data):

	Quarter Ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
	2014	2014	2013	2013	2013	2013
Reconciliation of Profit to Adjusted EBITDA:
Profit	$165,370	$127,199	$159,246	$229,782	$125,915	$52,651
Add:
Income tax expense	50,169	34,012	47,583	56,914	29,254	12,930
Other (income) expense, net	(1,946)	5,466	688	675	267	(589)
Net finance (income) costs	264	268	(54)	1,795	(7)	(3)
Share-based and other equity-related compensation(1)	31,412	78,016	59,599	(485)	21,654	15,298
Change in deferred revenue	(81)	865	(276)	(285)	5,726	101
Depreciation and amortization	3,054	2,765	2,186	1,798	1,345	1,034

Adjusted EBITDA	$248,242	$248,591	$268,972	$290,194	$184,154	$81,422

Adjusted EBITDA margin	42%	41%	45%	47%	40%	40%

(1)	Includes the vested portion of special cash grants made in the quarters ended December 31, 2013 and March 31, 2014, on a per share or per award basis to personnel and directors who held equity securities or other share-based awards at the time of the grant. $35 million of these special grants have been paid in April 2014. The unvested portion of up to $22 million will be paid over the remaining vesting period of the underlying share-based award, with $5 million expected to be paid by the end of 2014, $12 million in 2015 and the remaining $6 million expected to be paid between 2016 and 2018. No such future grants are currently expected. For more information, see “—Dividends and Other Payments.”

Adjusted EBITDA remained relatively constant at $249 million in the quarter ended March 31, 2014 to $248 million in the quarter ended June 30, 2014. This was primarily due to the lower gross bookings and revenue discussed above partially offset by lower operating expenditures, including a planned decrease in marketing spend and lower platform fees, that resulted from the decrease in gross bookings. Adjusted EBITDA increased from $184 million in the quarter ended June 30, 2013 to $248 million in the quarter ended June 30, 2014. This increase was primarily due to an increase in gross bookings and revenue. Adjusted EBITDA margin increased from 40% in the quarter ended June 30, 2013 and 41% in the quarter ended March 31, 2014 to 42% in the quarter ended June 30, 2014. We expect adjusted EBITDA margin to fluctuate from quarter to quarter as marketing spend varies in line with new game launches.

Adjusted Profit. Adjusted profit is a non-GAAP financial measure that is not calculated in accordance with IFRS. We define adjusted profit as profit, adjusted for share-based and other equity-related compensation (including social security tax charges associated therewith), changes in deferred revenue and amortization of acquired intangible assets. Other companies, in our industry, may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

The following table reflects the reconciliation of profit to adjusted profit for each of the periods indicated (in thousands):

	Quarter Ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
	2014	2014	2013	2013	2013	2013
Reconciliation of Profit to Adjusted Profit
Profit	$165,370	$127,199	$159,246	$229,782	$125,915	$52,651
Add:
Share-based and other equity-related compensation(1)	31,412	78,016	59,599	(485)	21,654	15,298
Change in deferred revenue	(81)	865	(276)	(285)	5,726	101
Amortization on intangible assets acquired	127	30	30	30	30	30
Tax effect of adjustments	(8,541)	(18,230)	(13,748)	142	(5,257)	(2,959)

Adjusted Profit	$188,287	$187,880	$204,851	$229,184	$148,068	$65,121

(1)	Includes the vested portion of special cash grants made in the quarters ended December 31, 2013 and March 31, 2014, on a per share or per award basis to personnel and directors who held equity securities or other share-based awards at the time of the grant. $35 million of these special grants have been paid in April 2014. The unvested portion of up to $22 million will be paid over the remaining vesting period of the underlying share-based award, with $5 million expected to be paid by the end of 2014, $12 million in 2015 and the remaining $6 million expected to be paid between 2016 and 2018. No such future grants are currently expected. For more information, see “—Dividends and Other Payments.”

Adjusted profit remained relatively constant at $188 million in the quarters ended March 31, 2014 and June 30, 2014. The movement from the previous quarter was consistent with those affecting adjusted EBITDA and also due to a $15 million increase in income tax expense offset by a $7 million decrease in other income (expense) related to unrecognized and realized foreign exchange differences and a decrease in the tax effect of the adjustments to profit. Adjusted profit increased from $148 million in the quarter ended June 30, 2013 to $188 million in the quarter ended June 30, 2014. The increase from the same period last year was consistent with those affecting adjusted EBITDA in the same periods and also due to a $21 million increase in income tax expense partially offset by a $2 million decrease in other income (expense) related to unrecognized and realized foreign exchange differences.

Key Operating Metrics

We track a variety of operating metrics to measure our ability to grow, retain and monetize our user network. These metrics are shown on a sequential quarterly basis for the past six quarters to be consistent with how we track and monitor our key operating metrics internally. For our calculation of non-unique user metrics, an individual who either plays two of our games on a single platform or device, or the same game on two platforms or devices in the relevant period would be counted as two users. For our calculation of unique user metrics, we do not de-duplicate user data, so that a user who plays our games on multiple platforms or devices in the relevant period will be counted as a unique user for each platform or device on which the user played during the period. However, due to certain technological limitations, a user who plays on more than one platform or device will likely be counted more than once as a unique user.

Monthly Active Users (MAUs). We monitor MAUs as a key measure of the overall size of our network of users and as a measure of their regular engagement with our portfolio of games. MAUs are the number of individuals who played a particular game in the 30-day period ending with the measurement date. We calculate average MAUs by adding the total number of active users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(in millions)	2014	2014	2013	2013	2013	2013
Average MAUs	485	481	408	361	265	138

Average MAUs increased by 4 million, or 1%, to 485 million in the quarter ended June 30, 2014 from 481 million in the quarter ended March 31, 2014. The increase in MAUs reflects an increase in players playing more of our games in a given month as we expanded our portfolio and continued to market our games.

Average MAUs increased by 220 million, or 83%, to 485 million in the quarter ended June 30, 2014 from 265 million in the quarter ended June 30, 2013. This increase was primarily as a result of the overall growth in our network as a result of our introduction of additional games, our release of new content for existing games, our geographic expansion and the overall growth in consumer usage of mobile devices.

Daily Active Users (DAUs). We monitor DAUs as a key measure of our active player audience. DAUs are the number of individuals who played one of our games during a particular day. We calculate average DAUs by adding the total number of DAUs for each day in a period and dividing by the number of days in the period.

	Quarter Ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(in millions)	2014	2014	2013	2013	2013	2013
Average DAUs	138	143	124	109	76	36

Average DAUs decreased by 5 million, or 3%, to 138 million in the quarter ended June 30, 2014 from 143 million in the quarter ended March 31, 2014. This was primarily as a result of a decline in activity from our Facebook players, which reflects a decline in overall number of Facebook desktop users.

Average DAUs increased by 62 million, or 82%, to 138 million in the quarter ended June 30, 2014 from 76 million in the quarter ended June 30, 2013. This increase is primarily due to the overall growth in our network as a result of our introduction of additional games, our release of new content for existing games, our geographic expansion and the overall growth in consumer usage of mobile devices.

Monthly Unique Users (MUUs). We monitor MUUs as a key measure of total network reach across our games. MUUs are the number of unique individuals who played any of our games on a particular platform in the 30-day period ending with the measurement date. We calculate average MUUs by adding the total number of unique users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(in millions)	2014	2014	2013	2013	2013	2013
Average MUUs	345	352	304	269	194	101

Average MUUs decreased by 7 million, or 2%, to 345 million in the quarter ended June 30, 2014 from 352 million in the quarter ended March 31, 2014. This was primarily as a result of a decline in activity from our Facebook players, which reflects a decline in the overall number of Facebook desktop users.

Average MUUs increased by 151 million, or 78%, to 345 million in the quarter ended June 30, 2014 from 194 million in the quarter ended June 30, 2013. This increase was primarily a result of the overall growth in our network through our targeted acquisition efforts outside our traditional markets in North America and Western Europe.

Monthly Unique Payers (MUPs). We monitor MUPs as a key measure of total paid network reach across our network of games. MUPs are the number of unique individuals who made a purchase of a virtual item at least once on a particular platform in the 30-day period ending with the measurement date. We calculate average MUPs by adding the total number of unique payers as of the end of each month in a period and dividing by the number of months in the period. Average MUPs for periods prior to April 2013 exclude Google’s Android payers due to technological limitations.

	Quarter Ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(in thousands)	2014	2014	2013	2013	2013	2013
Average MUPs	10,423	11,859	12,165	13,012	10,339	4,095

Average MUPs decreased 12% in the quarter ended June 30, 2014 compared to the quarter ended March 31, 2014. We believe this decrease was primarily a result of reduced payment activity among the occasional payers on the network, in addition to an increased number of our games offering virtual currency, which reduces the frequency of monetization as large packages of virtual currency are purchased and used over extended periods.

Average MUPs slightly increased by 1% in the quarter ended June 30, 2014 compared to the quarter ended June 30, 2013.

Monthly Gross Average Bookings per Paying User (MGABPPU). We monitor MGABPPU as a key measure of overall monetization across our network on a monthly basis. MGABPPU is calculated by dividing (1) our total gross bookings in a given period by (2) the number of months in that period, divided by (3) the average number of MUPs during the period.

	Quarter Ended
	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2014	2014	2013	2013	2013	2013
MGABPPU	$19.54	$18.02	$17.32	$16.60	$15.51	$15.92

MGABPPU increased by $1.52, or 8%, from $18.02 in the quarter ended March 31, 2014 to $19.54 in the quarter ended June 30, 2014. MGABPPU increased by $4.03, or 26%, from $15.51 in the quarter ended June 30, 2013 to $19.54 in the quarter ended June 30, 2014. The increase in MGABPPU reflects our retention of our more engaged customers as we have seen that payers who play in more than one game tend to spend more. Additionally, we believe our launch of additional games that offer virtual currency, which creates the opportunity to transact at higher amounts, had a positive impact on our MGABPPU during the period.

Components of Costs and Expenses

Cost of Revenue

Our cost of revenue primarily consists of direct expenses incurred in order to generate revenue from our games. This primarily includes amounts charged by our platform service providers, and also includes fees paid to payment processing providers, salaries, bonuses, benefits and share-based and other equity-related compensation for our customer support, and infrastructure teams.

Research and Development

Our research and development expenses primarily consist of salaries, bonuses, benefits and share-based and other equity-related compensation for our engineers and associated developers. In addition, research and development expenses include outside services and consulting, as well as allocated facilities, amortization and other overhead costs.

Costs associated with maintaining our computer software and associated infrastructure are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of our identifiable and unique games are recognized as intangible assets, and amortized within research and development expense over an 18-month period for our mobile and social games, and over a three-year period for our skill tournaments.

Sales and Marketing

Our sales and marketing expenses primarily consist of performance marketing related to player acquisition across a variety of mobile and media platforms worldwide. Sales and marketing also includes salaries, bonuses, benefits and share-based and other equity-related compensation for our sales and marketing colleagues, as well as consulting fees. In addition, sales and marketing expenses include general marketing, branding, advertising and public relations costs, as well as allocated facilities and other overhead costs.

General and Administrative

Our general and administrative expenses primarily consist of salaries, bonuses, benefits and share-based and other equity-related compensation for our executive, finance, legal, information technology, human resources and other administrative colleagues, and outside consulting, legal and accounting services, as well as facilities and other overhead costs not allocated to other areas across the business. In addition, general and administrative expenses include all of our depreciation expense, as well as our non-game amortization.

Net Finance Income (Costs)

Net finance income (costs) consists primarily of arrangement and other fees incurred to secure our asset-based loan facility (ABL Credit Facility). In periods in which we have borrowings under the ABL Credit Facility, net finance income (costs) will include interest payable on outstanding borrowings and loan fees. Net finance income (costs) also includes interest income earned on our cash and cash equivalents.

Income Tax Expense

Income tax expense consists of income taxes in the various jurisdictions where we are subject to taxation. Our historical effective income tax rate has fluctuated based on our financial results, as well as the product mix and geographic breakdown of operations and sales, but is expected to be steady in the future within a range of 19—23%, subject to the tax regimes in which we operate remaining consistent with their current arrangements.

Results of Operations

The following table summarizes our consolidated statements of operations data:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Consolidated Statements of Operations Data: (in thousands)
Revenue	$593,563	$455,472	$1,200,272	$661,390
Costs and expenses(1):
Cost of revenue	182,584	142,421	378,580	206,435
Research and development	40,366	28,761	87,123	50,944
Sales and marketing	117,801	112,843	246,900	160,472
General and administrative	37,009	16,285	110,387	22,799

Total costs and expenses	377,760	300,310	822,990	440,650

Total revenue less expenses	215,803	155,162	377,282	220,740
Net finance income (costs)	(264)	7	(532)	10

Profit before tax	215,539	155,169	376,750	220,750
Income tax expense	50,169	29,254	84,181	42,184

Profit	$165,370	$125,915	$292,569	$178,566

(1)	Costs and expenses includes share-based and other equity-related compensation expense and depreciation and amortization expense as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Share-based and other equity-related compensation:
Cost of revenue	$580	$1,647	$4,646	$2,770
Research and development	13,814	18,554	39,566	31,825
Sales and marketing	2,189	365	7,774	818
General and administrative	14,829	1,088	57,442	1,539

Total share-based and other equity-related compensation expense	$31,412	$21,654	$109,428	$36,952

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Depreciation and amortization expense:
Cost of revenue	$—	$—	$—	$—
Research and development	660	430	1,294	830
Sales and marketing	—	—	—	—
General and administrative	2,394	915	4,525	1,549

Total depreciation and amortization expense	$3,054	$1,345	$5,819	$2,379

The following table summarizes our historical consolidated annual statements of operations data as a percentage of revenue for the periods shown:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%
Costs and expenses(1):
Cost of revenue	31	31	32	31
Research and development	7	6	7	8
Sales and marketing	20	25	21	24
General and administrative	6	4	9	3

Total costs and expenses	64	66	69	67

Total revenue less expenses	36	34	31	33
Net finance income (costs)	—	—	—	—

Profit before tax	36	34	31	33
Income tax expense	8	6	7	6

Profit	28%	28%	24%	27%

(1)	Costs and expenses include the following share-based and other equity-related compensation expense as follows as a percentage of revenue:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Share-based and other equity-related compensation:
Cost of revenue	—%	—%	—%	—%
Research and development	2	4	3	5
Sales and marketing	—	—	1	—
General and administrative	3	—	5	—

Total share-based and other equity-related compensation expense	5%	4%	9%	5%

Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Mobile revenue	$436,872	$309,420	41%	$890,019	$426,662	109%
Web revenue	155,776	136,901	14%	308,471	218,293	41%
Other revenue	915	9,151	(90%)	1,782	16,435	(89%)

Revenue	$593,563	$455,472	30%	$1,200,272	$661,390	81%

Revenue increased by $138 million in the quarter ended June 30, 2014, compared to the same period of the prior year. Mobile revenue increased by $127 million to $437 million in the quarter ended June 30, 2014 from $309 million in same period of the prior year. Web revenue increased by $19 million to $156 million in the quarter ended June 30, 2014 from $137 million in the same period of the prior year.

Revenue increased by $539 million in the six months ended June 30, 2014, compared to the same period of the prior year. Mobile revenue increased by $463 million to $890 million in the six months ended June 30, 2014 from $427 million in same period of the prior year. Web revenue increased by $90 million to $308 million in the six months ended June 30, 2014 from $218 million in the same period of the prior year.

Both mobile and web revenue were positively impacted by increased mobile and social usage, largely driven, particularly in mobile, by the growth and success of Candy Crush Saga and Farm Heroes Saga. The three months ended June 30, 2014 grew at a slower rate than the six months ended June 30, 2014 both in comparison to the respective 2013 periods, due to the significant growth experienced in the second quarter of 2013 and also due to the factors affecting gross bookings discussed above.

Costs and Expenses

Cost of Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Cost of revenue	$182,584	$142,421	28%	$378,580	$206,435	83%
Percentage of revenue	31%	31%		32%	31%

Cost of revenue increased by $40 million in the quarter ended June 30, 2014, compared to the same period of the prior year. This increase was driven by a $40 million increase in amounts charged by our mobile and social platform partners, in connection with our growth in revenue. Cost of revenue as a percentage of revenue remained the same at 31% for the quarters ended June 30, 2014 and 2013.

Cost of revenue increased by $172 million in the six months ended June 30, 2014, compared to the same period of the prior year. This increase was driven by a $168 million increase in amounts charged by our mobile and social platform partners, in line with our growth in revenue and by a $4 million increase in our customer support and infrastructure expenses. Cost of revenue as a percentage of revenue remained relatively constant at 32% for the six months ended June 30, 2014, from 31% for the six months ended June 30, 2013.

Research and Development

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Research and development	$40,366	$28,761	40%	$87,123	$50,944	71%
Percentage of revenue	7%	6%		7%	8%

Research and development expenses increased by $12 million in the quarter ended June 30, 2014, compared to the same period of the prior year. This reflected a $4 million increase in occupancy and facilities costs, $7 million increase in headcount-related expenses which included a $5 million decrease in share-based and other equity-related compensation expense. In addition, we capitalized $2 million of game development costs during the quarter ended June 30, 2014, an increase of $1 million from the same period in the prior year.

Research and development expenses increased by $36 million in the six months ended June 30, 2014, compared to the same period of the prior year. This reflected a $7 million increase in occupancy and facilities costs, a $29 million increase in headcount-related expenses which included an $8 million increase in share-based and other equity-related compensation expense. In addition, we capitalized $4 million of game development costs during the six months ended June 30, 2014, an increase of $2 million from the same period in the prior year.

Sales and Marketing

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Sales and marketing	$117,801	$112,843	4%	$246,900	$160,472	54%
Percentage of revenue	20%	25%		21%	24%

Sales and marketing expenses increased by $5 million in the quarter ended June 30, 2014, compared to the same period of the prior year. This increase was primarily attributable to a $3 million increase in headcount-related expenses, which included a $2 million increase in share-based and other equity-related compensation expense and a $2 million increase of branding, public relations, market research and other marketing expenses. Sales and marketing expenses as a percentage of revenue decreased to 20% for the quarter ended June 30, 2014 from 25% of revenue for the quarter ended June 30, 2013, as a result of significant spending on marketing Candy Crush Saga in the second quarter of 2013.

Sales and marketing expenses increased by $86 million in the six months ended June 30, 2014, compared to the same period of the prior year. This increase was primarily attributable to a $70 million increase in performance marketing and television spend focused on user acquisition, a $10 million increase in headcount-related expenses, which included a $7 million increase in share-based and other equity-related compensation expense and a $6 million increase of branding, public relations, market research and other marketing expenses. Sales and marketing expenses as a percentage of revenue decreased to 21% for the six months ended June 30, 2014 from 24% of revenue for the six months ended June 30, 2013, as a result of significant spending on marketing Candy Crush Saga in the second quarter of 2013.

General and Administrative

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
General and administrative	$37,009	$16,285	127%	$110,387	$22,799	384%
Percentage of revenue	6%	4%		9%	3%

General and administrative expenses increased by $21 million in the quarter ended June 30, 2014, compared to the same period of the prior year. This increase was primarily driven by a $19 million increase in headcount-related expenses, which included a $14 million increase in share-based and other equity-related compensation expense and a $2 million increase in unallocated depreciation, amortization, facility and other general expenses incurred to support our growth and studio expansion. General and administrative expenses excluding share-based and other equity-related compensation expense, increased from 3% of revenue in the quarter ended June 30, 2013 to 4% of revenue in the quarter ended June 30, 2014.

General and administrative expenses increased by $88 million in the six months ended June 30, 2014, compared to the same period of the prior year. This increase was primarily driven by a $69 million increase in headcount-related, growth and expansion expenses, including a $56 million increase in share-based and other equity-related compensation expense, a $7 million increase in professional and consulting fees related to our corporate restructuring and initial public offering and a $9 million increase in unallocated depreciation, amortization, facility and other general expenses to support our growth and studio expansion. General and administrative expenses excluding share-based and other equity-related compensation expense, increased from 3% of revenue in the six months ended June 30, 2013 to 4% of revenue in the six months ended June 30, 2014.

Net Finance Income (Costs)

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Net finance income (costs)	$(264)	$7	(3871%)	$(532)	$10	(5420%)

Net finance income (costs) was $(0.3) million in the quarter ended June 30, 2014, compared to an immaterial amount in the quarter ended June 30, 2013. This reflects the cost related to the ABL Credit Facility, which we entered into in late 2013.

Net finance income (costs) was $(0.5) million in the six months ended June 30, 2014, compared to an immaterial amount in the six months ended June 30, 2013. This reflects the cost related to the ABL Credit Facility, which we entered into in late 2013.

Income Tax Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Income tax expense	$50,169	$29,254	71%	$84,181	$42,184	100%
Effective tax rate	23%	19%		22%	19%

Income tax expense was $50 million in the quarter ended June 30, 2014, compared to $29 million for the same period in the prior year, representing effective income tax rates of 23% and 19%, respectively.

Income tax expense was $84 million in the six months ended June 30, 2014, compared to $42 million for the same period in the prior year, representing effective income tax rates of 22% and 19%, respectively.

Liquidity and Capital Resources

	Six Months Ended June 30,
	2014	2013
Consolidated Statement of Cash Flows Data: (in thousands)
Capital expenditure(1)	$15,918	$7,649
Net cash generated from operating activities	$325,897	$141,611
Net cash flows used in investing activities	$(17,068)	$(7,649)
Net cash flows from financing activities	$114,082	$—

(1)	Includes purchases of property, plant and equipment and intangible assets.

As of June 30, 2014, we had cash and cash equivalents of $832 million, substantially all of which consisted of $829 million of cash and cash equivalents maintained at various financial institutions.

We believe that our existing cash and cash equivalents, together with cash internally generated from ongoing operations, will be sufficient to fund our operations and capital expenditures for at least the next 12 months and beyond. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, introduction of new games to mobile and social platforms, new studios and acquisitions of other companies. To the extent that existing cash and cash equivalents are insufficient to fund our future activities, we may need to raise additional funds.

We will repatriate cash from our subsidiaries by repayment of intercompany balances. We do not intend to repatriate cash in the form of dividend distributions or any other form of taxable payment. Accordingly, we do not expect tax would arise in Ireland in connection with the repatriation of cash from foreign subsidiaries. However, any repatriation of cash in the form of a taxable payment, such as a dividend distribution, would be subject to taxation at the Irish statutory tax rate, which is currently 12.5%.

Operating Activities

Operating activities provided $326 million of cash in the six months ended June 30, 2014. The cash flow from operating activities primarily came from $377 million of profit before tax, adjusted for $75 million of non-cash items, changes in our working capital and $80 million of income tax paid in the period. The decrease in our working capital of $46 million of cash in the six months ended June 30, 2014, was primarily due to a $6 million decrease in trade and other receivables and a $53 million decrease in trade and other payables.

Operating activities provided $142 million of cash in the six months ended June 30, 2013. The cash flow from operating activities primarily came from $221 million of profit before tax, adjusted for $6 million of non-cash items and changes in our working capital. Changes in our working capital used $84 million of cash in the six months ended June 30, 2013, primarily due to an increase of $175 million in trade and other receivables, partially offset by a $84 million increase in trade and other payables due to higher performance marketing expenditure, in connection with our launch of Farm Heroes Saga in the beginning of the period.

Investing Activities

Our main capital investing activities historically have consisted of the purchases of office equipment, leasehold improvements, computer hardware, domain names, computer software, patents, and internally developed software. We estimate that our ongoing capital requirements will scale proportionately with the overall size of the business, but will remain a small percentage of the overall cash generated by the business.

We also capitalize the cost of game development as an intangible asset prior to launch of the game and amortize those costs over the expected useful lives of the games.

We used $12 million and $5 million to purchase property, plant and equipment in the six months ended June 30, 2014 and 2013, respectively. We also spent $4 million and $3 million to purchase intangible assets in the six months ended June 30, 2014 and 2013, respectively.

Financing Activities

Financing activities provided $114 million in the six months ended June 30, 2014, primarily from $329 million net proceeds from the initial public offering, $3 million proceeds from new share issues, offset by the $217 million dividend payment and $1 million repurchase of shares during the quarter.

No financing activities occurred during the same period of 2013.

Credit Facility

The ABL Credit Facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries, subject to specified exceptions, to incur additional liens; make investments; incur additional debt; merge, dissolve, liquidate or consolidate with or into another entity; sell or dispose of assets; and engage in transactions with affiliates. We are required to maintain a consolidated fixed-charge coverage ratio of 1.00 to 1.00 if excess availability under the ABL Credit Facility is less than the greater of $10 million and 10.0% of the revolving credit commitments at any time over the facility term which ends October 2018. As of August 12, 2014, there were no outstanding loans or issued letters of credit under the ABL Credit Facility and as of June 30, 2014, we had approximately $128 million available for borrowing under the ABL Credit Facility.

Dividends and Other Payments

On January 31, 2014, our board of directors declared a dividend of $1.987 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $217 million in aggregate, which was paid on February 6, 2014.

In August 2014, our board of directors approved a special dividend of $0.469 per share (based on shares outstanding as of August 12, 2014) with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $150 million in aggregate to be payable to shareholders of record on September 30, 2014. In addition, our executive officers, directors, founders and all affiliated funds, including Bellaria Holding S.a.r.l of whom Apax WW Nominees Ltd is the sole shareholder, together representing 80% of shares outstanding as of August 12, 2014, have agreed to a new lock up through the date following our announcement of fourth quarter and full year 2014 earnings.

Certain of our equity securities and other share-based incentive awards are not eligible to receive dividends. As a result, on October 21, 2013 and January 31, 2014, our board of directors approved aggregate special cash grants of $28 million and $31 million, respectively, to our current personnel and directors that hold such securities and awards. These special grants are being recognized in the consolidated statement of operations over the vesting period of the underlying equity securities or awards. The vested portion of this grant was paid in April 2014, with the remaining portion paid, subsequently, over the vesting period.

In addition, in April 2014, we paid $29 million to employees who held our discretionary bonus units, which represents 50% of the aggregate amounts payable under these incentive arrangements. We also paid an additional $9 million in related social security. The remaining 50% will be payable in the first quarter of 2015, provided such employees are still employed by us at that time.

Off Balance Sheet Arrangements

As of June 30, 2014, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

There have been no material changes to the critical accounting policies and estimates are compared to the critical accounting policies and estimates described in the historical consolidated financial statements of the Final Prospectus.

Quantitative and Qualitative Disclosures About Market Risk

During the quarter ended June 30, 2014, there were no significant changes to our quantitative and qualitative disclosures about market risk. Please refer to, ‘Quantitative and Qualitative Disclosure About Market Risk” included in our Final Prospectus for a more complete discussion on the market risks we encounter.

Recently Issued and Adopted Accounting Standards

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our financial statements, see note 3, in the accompanying notes to the condensed consolidated financial statements included elsewhere in this Form 6-K.